Exhibit 12
McKESSON CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended March 31,
(Dollars in millions)	2014	2013	2012	2011	2010

Earnings:

Income from continuing operations before income taxes	$2,096	$1,928	$1,893	$1,579	$1,806

Adjustment to exclude equity in net income of and dividends from equity investees	2	(1)	(2)	9	(2)

Fixed charges	401	317	328	277	236

Amortization of capitalized interest	2	2	3	3	4

Less: Capitalized interest	—	(1)	(1)	(3)	(1)

Earnings as adjusted (a)	$2,501	$2,245	$2,221	$1,865	$2,043

Fixed charges:

Interest Expense (b) (c)	$302	$239	$251	$222	$186

Capitalized interest	—	1	1	3	1

Portion of rental expense representative of the interest factor (d)	99	77	76	52	49

Total fixed charges (a)	$401	$317	$328	$277	$236

Ratio:

Ratio of earnings to fixed charges (a)	6.2	7.1	6.8	6.7	8.7

(a)	Fiscal years 2010 through 2013 have been recast to exclude discontinued operations.

(b)	Interest expense includes amortization of debt discounts and deferred loan costs.

(c)	Interest accrued on the liability recorded for uncertain tax positions is excluded from Interest expense.

(d)	One-third of net rent expense is the portion of rental expense deemed representative of the interest factor.